Filed by Banco Bilbao Vizcaya Argentaria, S.A.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company:
Compass Bancshares, Inc.
(Commission File No. 1-31272)

                                                          Acquisition of Compass

                             A leading franchise in the growth markets of the US

                                                                16 February 2007

                                                                               1

Disclaimer
This document may include “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters.  Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), Compass Bancshares, Inc. (“Compass”) and the combined group after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in BBVA’s and Compass’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Compass stockholders to approve the transaction, failure of BBVA stockholders to approve the related capital increase, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors.  Readers are referred to BBVA’s and Compass’s most recent reports filed with the SEC.  BBVA and Compass are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.
Additional Information and Where to Find It

This document may be deemed to be solicitation material in respect of the proposed transaction involving BBVA and Compass.  In connection with the proposed transaction, BBVA will file with the SEC a registration statement on Form F-4 that will include a proxy statement of Compass that also constitutes a prospectus of BBVA.  SHAREHOLDERS OF COMPASS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to shareholders of Compass.  Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by BBVA and Compass with the SEC at the SEC’s website at www.sec.gov, from BBVA’s Investor Relations department or from Compass’s Investor Relations department.  BBVA will also file certain documents with the Spanish Comisión Nacional del Mercado de Valores in connection with its shareholders’ meeting to be held in connection with the proposed transaction, which will be available on the CNMV’s website at www.cnmv.es.

BBVA, Compass and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions.  Information regarding BBVA’s directors and executive officers is available in BBVA’s annual report on Form 20-F, which was filed with the SEC on July 7, 2006, and information regarding Compass’s directors and executive officers is available in Compass’s proxy statement for its 2006 annual meeting of shareholders, which was filed with the SEC on March 17, 2006.  Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

This document may contain summarized information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the Spanish CNMV and the SEC.

Distribution of this document in certain jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions.  By accepting this document you agree to be bound by the foregoing restrictions.

2

Contents

o    Compass : a high quality franchise in the fastest growing markets in the
     U.S.

o    High complementary to existing BBVA franchise

o    Terms of the transaction and financial impacts

o    A significant step in BBVA's global strategy

                                                                               3

Compass - key features
Financial data as of Dec 31st,
2006 (M$)

Assets                  34,200
Loans                   24,374
Dep                     23,046
Net interest income      1,115
Ordinary margin          1,826
Net income                 460

o    Founded in 1970

o    Headquarters: Birmingham, Alabama

o    Compass Bancshares (holding) main subsidiary is Compass Bank

o    8.808 employees

o    417 branches in 6 states

                                                                               4

Compass network is located in the U.S. Sunbelt, an attractive region in terms of demographic growth

                  Compass has a unique presence in the Sunbelt

Compass Footprint
417 Branches

AL
LA
FL
CO
AZ
MS
TX
NM

--------------------------------------------------
                  COMPASS PRESENCE
--------------------------------------------------

State          Branches       Deposits          %
                                (SM)

Texas           165            9.794           43%
Alabama          90            6.683           29%
Arizona          74            3.199           14%
Florida          44            2.027            9%
Colorado         33              736            3%
N. Mexico        11              373            2%
--------------------------------------------------
TOTAL           417           22.811          100%

Note. Latest available data for geographic breakdown (FDIC JUN 06). Deposit base at 31/12/06 was 23 bn

                                                                               5

Presence in high growth markets

                   Population growth estimates 2006-2011 (%):
                         Compass markets vs US average

0,0
4,0
8,0
12,0
16,0
20,0
Dallas
Houston
Birmingham
Phoenix
Jacksonville
Austin
Tucson
Huntsville
San Antonio
Mobile
Denver
Montgomery
Albuquerque

Compass*:
11.7%

US average:
6.7%

Compass network is attractively positioned in fast growing metropolitan areas, offering better growth prospects

* MSAs (Metropolitan Statistical Areas) weighted average that concentrate 85% of deposits

                                                                               6

A universal banking model

Source: Compass, last data available

Loans - $ 24.4 Bn

Corporate,      57.0%
Retail,         37.1%
Wealth Mgmt.,    6.6%

Deposits - $ 23.4 Bn

Treasury,        8.8%
Corporate,      26.7%
Retail,         58.8%
Wealth Mgmt.,    6.2%

Three key business areas

o    Retail banking: consumer loans, credit cards (top 33 US issuer), mortgages, internet banking, ample range of deposits

o    Corporate banking: a full range of products and financial services for SMEs and corporates

o    Wealth management: advice and taylored products to individual customers, retirement plans and private banking. US$ 8bn in AUM

                                                                               7

                                Compass        Peer Group(1)
ROE (%)                          1.39             1.32
ROA (%)                          17.7             13.3
Efficiency (%)                   56.2             57.5
Net Interest Income/ Avg.        3.40             3.62
Assets (%)
Non interest Income/             2.20             1.63
Avg. Assets (%)
Total Income / Avg.              5.60             5.25
Assets (%)
NPL Ratio (%)                    0.23             0.37
NPL Coverage (%)                  517              256

Solid fundamentals, above peers...

Source: SNL

(1)  Median Comparables Banks: Cullen/Frost Bankers, First Financial Bankshares,
     First Horizon National Corporation, International Bancshares Corporation,
     Marshall & Ilsley Corporation, Prosperity Bancshares, Regions Financial
     Corporation, Sterling Bancshares, Synovus Financial Corp., Zions
     Bancorporation, First State Bancorporation, SunTrust Banks

                                                                               8

....and an excellent track recod

        Loans ($ Bn)
          12% CAGR

14    16   17   19   21   25

2001 2002 2003 2004 2005 2006

      Deposits ($ Bn)
         11% CAGR

 14   15   16   17   20   23
2001 2002 2003 2004 2005 2006

       Revenue ($ MM)
          9% CAGR

1,209  1,414  1,415  1,514  1,628  1,826
2001   2002   2003   2004   2005   2006

           EPS ($)
          11% CAGR

2.14  2.65  2.58  2.87  3.18  3.53
2001  2002  2003  2004  2005  2006

Sources: Company Fillings

                                                                               9

Contents

o    Compass : a high quality placed in the fastest growing markets in the U.S.

o    High complementary to the existing BBVA franchise

o    Terms of the transaction and financial impacts

o    A significant step in BBVA's global strategy

                                                                              10

After the Compass acquisition, BBVA will have a universal
banking business in the U.S.

Business
Areas
Retail
Corporate
&
SME's
Wealth
Management
Other
2003 2004 2005 2006 2007
BTS
Valley Bank Laredo
Miami
Private Banking
office
New York
Corporate
office
State National
Texas Regional
Personal
services
Private
Client
Services
Business
services
Compass
A universal banking
franchise

                                                                             11

BBVA USA: creating #1 regional bank in the
SunBelt

NJ
RI
DE
DC
MD
MA
NY
VT
VA
NC
TX
LA
ID
IN
KY
WV
AL
CO
NM
AZ
AR
CA
FL
GA
IA
IL
KS
ME
MI
MN
MO
MS
MT
ND
NE
NV
OH
OK
OR
PA
SC
SD
TN
UT
WI
WY
WA
Compass Texas Regional Laredo National State National BBVA USA

State                    Branches             $ Bn Deposits
Texas                      326                      19.6
Alabama                     90                       6.7
Arizona                     75                       3.2
Florida                     44                       2.0
Colorado                    33                       0.7
New Mexico                  21                       0.6
California                  33                       0.1

o    $47 Bn in assets

o    $32 Bn in loans

o    $33 Bn in deposits

o    622 offices in 7 states

o    19th largest U.S. bank (1)

o    101 MM people in markets served

o    Growing 76% faster than U.S.

o    2005-10: Population growth of 11.8% vs 6.7% US average

(1) Market cap

                                                                             12

.... and offering a perfect fit with existing BBVA Texas
presence

County banking
weight
(Deposits)

HOUSTON / S. LAND/BAYTOWN
M. Share
Compass 5.8%
BBVA    1.4%

SAN ANTONIO
M. Share
Compass 4.1%
BBVA    1.0%

DALLAS/F. WORTH/ARLINGTON
M. Share
Compass 4.2%
BBVA    0.4%

AUSTIN / ROUND ROCK
M. Share
Compass 5.9%
BBVA    0.04%

Compass main presence areas

BBVA border leadership presence:

1.   Laredo: 43% M share
2.   McAllen: 28%
3.   Beaumont: 23%
4.   Brownsville: 26%
5.   El Paso: 7%

                                                                             13

Strong positions in Southern U.S. states

                   Dep. ($ Bn)              Mkt. Share              Ranking
o Texas                19.6                     5.9%                 4(0)
o Alabama               6.7                     9.5%                 3(0)
o Arizona               3.2                     4.1%                 5(0)
o Florida               2.0                     0.6%                25(0)
o Colorado              0.7                     1.0%                20(0)
o New Mexico            0.6                     2.7%                 8(0)

Source: SNL Financial. Deposit data as of June 30, 2006

                                                                             14

Integration process
First stage                          Second stage
Before closing                       After closing of Compass acquistion:
Compass acquistion:                  full integration into a single
Integration of three                 franchise
BBVA Texas banks

             Two first rate management teams, lead by Compass CEO

                 An orderly integration process focused in the
                        obtention of revenue synergies

                                                                             15

Compass product capabilities enhance
BBVA Texas branch network

     1.   Developing new business lines in Texas (wealth management, insurance, credit cards)
     2.   Broader product catalogue
     3.   Higher cross selling potential
     4.   Branch productivity

                Revenue synergies to reach 5.8% of the combined
                                 revenue base

                                                                             16

The importance of trade in the Texas border area

Nuevo Laredo
Mexicali
Monterrey
Matamoros
Chihuahua
Durango
Hermosillo
Mexico City
Brownsville
San Antonio
Ft. Worth
Dallas
El Paso
Houston
Amarillo
Wichita Falls
Austin
San Angelo
Laredo

..    By 2005, Mexico received more than 38% of Texas' exports
..    $34 bn imports from Mexico (3.6% of Texas GDP)
..    $50 bn exports to Mexico (5.3% of Texas GDP)

                                                                             17

Significant cost savings

     1.   BBVA Texas surplus liquidity to be redeployed to increase customer loans
     2.   Unifying control and compliance systems
     3.   Back and middle office streamlining
     4.   Occupancy expenses
     5.   Operations and Information Technology

               Cost synergies to reach 7.1% of the combined cost
                                     base
                                                                             18

BBVA operates a highly successful universal
banking model

Cross Selling Ratio                 Net Income / Employee ((euro) `000)
4,5                                 80,1
3,3                                 70,4
3,0                                 40,2
BBVA Spanish                        BBVA Spanish
Benchmark                           Benchmark
Compass                             Compass

2006 Fee Income to Total Loans (%)  2006 Efficiency Ratio (%)
1,36                                42,6%
1,08                                56,2%
0,72                                48.7%
BBVA Spanish Benchmark Compass      BBVA Spanish Benchmark Compass

   An aggressive sales culture, product depth, IT and the ability to manage branch networks are the pillars of BBVA's success in the retail / SME world

Spanish Benchmark: Santander, Sabadell, Banesto, la Caixa and Caja Madrid

                                                                             19

Contents

     o    Compass : a high quality placed in the fastest growing markets in the
          U.S.
     o    High complementary to the existing BBVA franchise
     o    Terms of the transaction and financial impacts
     o    A significant step in BBVA's global strategy

                                                                             20

Terms of the transaction

Transaction:                    Purchase 100% of Compass

Aggregate Purchase Price:       US$ 9,633 MM / (euro)7,410 MM

Purchase Price Per Share:       US$ 71.82

Transaction Consideration:      US$71.82 of cash or fixed
                                exchange of 2.80 BBVA ADS
                                Approx. 48% cash/52% stock

Financing:                      Sale of stake in Iberdrola and
                                internal resources

Due Diligence:                  Completed

Expected Closing:               4Q'07

                                                                              21

Price paid in line with market precedents

	Compass	Comparable Transaction Average (1)
Price / Forward Earnings	19.0x	20.8x
Price / Tangible Book Value	4.6x	4.3x
Core Deposit Premium (2)	39.9%	32%

(1) Precedent comparable deals: PNC / Mercantile, National City / Fidelity, National City / Harbor Florida, Zions / Amegy, Fifth Third / First National B. Florida, Wachovia / South Trust, Suntrust Banks / National Commerce, Bofa /Fleet Boston, BB&T / First Virginia, BNP / BancWest

(2) Core deposit premium calculated as (Aggregate Purchase Price – Tangible Common Equity) / Total Core Deposits

22

Operating synergies

                              Operating Synergies

Pre-tax
(US$ MM)                           2008e       2009e       2010e

TOTAL REVENUE INCREASE             21.4        57.9        97.0

TOTAL COST REDUCTION +
FUNDING SYNERGIES                  11.3        62.7       141.9

TOTAL SYNERGIES                    32.8       120.6       237.9

PHASING-IN TOTAL SYNERGIES         13.8%       50.7%        100%

REESTRUCTURATION COSTS            -38.2       -33.4       -17.5

o Revenue Synergies: 5.8% of combined base

o Cost Synergies: 7.1% of combined base*

* It only takes into account cost savings, not funding synergies

                                                                              23

A value creating transaction for BLUE

                             2008E     2009E    2010E
Contribution to BBVA's
Profit ((euro) Mn)            383       473      589

Impact on BBVA EPS (1)      -1.12%    -0.67%    0.22%

           Value Creation

o IRR of the investment: 12.6% (2)

o > Cost of Equity of BBVA Group

(1)  Source BBVA estimates: IBES

(2)  Terminal value multiple calculated in 2011 based on forward earnings multiple 14.3x

                                                                              24

Attractive deal financing through industrial portfolio
divestitures and organic generation of capital

 6.2%        -20pb         -98pb          +27pb        +25pb        5.5%

                                                        Net
Dic-06       Citic +                    Iberdrola     organic     Dec 07
               SNB                                  generation   Proforma
                          Compass

                         6% core capital in June 2008e

                                                                              25

Contents

o   Compass: a high quality placed in the fastest growth
    markets in the U.S.
o   High complementary to the existing BBVA
    franchise
o   Terms of the transaction and financial impacts
--------------------------------------------------------------------------------
o   A significant step in BBVA's global strategy
--------------------------------------------------------------------------------

                                                                              26

BBVA USA will be a key contributor to BBVA
Group profits

BBVA Net Attr. Profit 2005                  Pro Forma Net. Attr. Profit 2006
      distribution                              (includes Compass+TRB+SNB)
----------------------------------          -----------------------------------
BBVA USA 1%                                     South America          9%
Mexico                  34%                     BBVA USA               9%
Soth America            10%                     Mexico                 31%
Wholesale&                                      Retail Bk. Spain       27%
Investment Bk.          23%                     Wholesale&
Retail Bk. Spain        33%                     Investment Bk.         23%

--------------------------------------------------------------------------------
Contribution to BBVA Group's assets, loans and
             deposits in the region of 10%
--------------------------------------------------------------------------------

                                                                              27

Consistent with BBVA strategy to invest in
growing economies

                      GDP         GDP Growth      Population      Risk
                     ($ Tr)       06e (%)         (MM)            (NPL %) (4)

Spain(1)              1.1            3.6             40                 0.6

Mexico (1)            1.1            4.5             107                1.7

Latam (2)             3.9            5.2             417                3.7

BBVA USA(3)           2.2            4.3             60(5)              0.7
--------------------------------------------------------------------------------
                      High growth levels and very low risk
--------------------------------------------------------------------------------
(1) The World Fctbook 2007
(2) Global Insight
(3) Aggregation excluding California
(4) IMF, last data available, Latam Ex Brazil
(5) In counties of BBVA pro forma

                                                                              28

BBVA: a diversified, global bank with focus on
selected high growth markets

Mexico & US                                     Mexico & US
12 MM clients

South America
13 MM clients

Spain & Portugal
11 MM clients

China & Hong Kong

--------------------------------------------------------------------------------
We continue to execute our strategy and deliver organic and
non-organic growth in our focus high growth markets
--------------------------------------------------------------------------------

                                                                              29

Conclusion

Solidifies U.S. presence and fulfils aspirations in a
single transaction

Compass: the most attractive, high quality franchise
in the growth markets that matter to BBVA

Fitting with BBVA's strategy

Low risk integration and enhanced management
depth in the U.S.

Creates value for BBVA shareholders

                                                                              30

Acquisition of Compass

A leading franchise in the growth markets of the US

16 February 2007

                                                                              31